Filed by Walgreen Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Date: August 11, 2014

Transcript of Walgreen Co. Team Member Town Hall Meeting, dated August 11, 2014:

WALGREEN TEAM MEMBER

TOWN HALL MEETING

REPORT OF PROCEEDINGS

Lincolnshire Marriott Resort

10 Marriott Drive

Lincolnshire, Illinois

August 11, 2014

8:00 a.m. to 9:00 a.m.

SPEAKERS PRESENT:

MR. GREG WASSON;

MR. ALEX GOURLAY;

MR. MARK WAGNER; and

MS. KATHLEEN WILSON-THOMPSON.

Reported by:

Melanie L. Humphrey-Sonntag,

CSR, RDR, CRR, CCP, FAPR

Notary Public, Kane County, Illinois

GREG WASSON: I’ll try to get the right water this time, Alex.

It says “Alex and Greg.” I was up here drinking somebody else’s water a couple meetings ago.

Good morning.

>>>: Good morning.

GREG WASSON: It’s great to be back in Chicago. The plane hit the ground Friday night at 10:30, and let me tell you, when I walked down onto the tarmac, it was kind of nice to be back. What a great weekend we had, so — I thank everyone here in the audience, and I think we’re speaking across the country, so thank all of our associates across the country for tuning in, either this morning or watching at a later time.

I’m thrilled to be standing here to kind of give you a little bit of a recap of the week. Obviously, it was a little over two years ago where Stefano Pessina and I and our teams announced, you know, Step 1 in our goal to become the first global pharmacy-led health and wellbeing enterprise.

You know, we thought that there was an opportunity to bring these two iconic brands together, the integrated wholesale retail model, the Boots brand, the Walgreen brand, and create something that at the time I think I said would be very difficult to replicate, if at all.

So today — you know, last week we announced Walgreens Boots Alliance coming together as one. You know, it’s been a long journey over the last couple years. We’ve got a long road ahead of us. But, frankly, I’d like to ask for a round of applause for something that we’ve worked hard on for two years that we were able to get Board approval on for last week.

(Applause.)

GREG WASSON: Last couple months, six months or a year, there have been others that have tried to replicate what we said at the time we thought would be difficult to do, and while there are some buy-in partners and some groups as partnerships that have come together, I still believe that there’s nothing like what we’re about to put together at close than what we have with a global enterprise versus others that may be far less.

Last week, then, we did announce, you know, a significant milestone in realizing a division that we announced a year ago.

The Board did two things: They decided to accelerate the option period that would — really was February to August of 2015 — for us to acquire — make the decision to acquire the second step of Alliance Boots and merge the two companies.

They moved that up to August 5th, voted on it, and exercised the option to go forward and merge with our partner and purchase the remaining 55 percent ownership.

We will remain domiciled in the US with Walgreens’ operating unit here in Deerfield, and Boots’ operating unit remaining in Nottingham. The goal was to close by first quarter of 2015, calendar year 2015.

Certainly, we want to push to do it as quickly as we can, but that’s the goal. So we have a lot of work now between — a lot of work between now and then, as we move forward, and we’ll try to keep you as informed as we can as to what your involvement will be, how you can help, what will be some of, you know, the roadblocks along the way that we need to move through as we will.

Once closed, we will have, as we’ve said time and time again, 11,000 stores that we own in 10 countries, an unmatched supply chain, you know, the world’s leading integrated wholesale retail model that we’ve been excited about, the largest global buyer of prescription drugs, and a platform to continue to grow in other countries, other emerging markets, such as Stefano and his team announced with Kasasab [phonetic] in Mexico and Chile a while back.

So in a — I’ve told folks that when I first came into this role — and I’ve probably even mentioned it to you, but I talked with our team out in the — across the country.

You know, six, seven — five, six years ago, I came in and realized what a great opportunity we had and this leadership team had to continue to move this great franchise forward that our leaders have built over the last decades and century, starting from Kevin Walgreen’s great granddad through the time that I was able to take the reins.

I woke up, you know, one morning, a month or two after taking the role and realized, you know, this is a small company that was started here in the south side of Chicago that — woke up — certainly I woke up that morning realizing we were a big company. You know, we were a small company, but we — I woke up and we’re big. We’re sophisticated.

And we’ve been doing a lot to try to make sure that we have, you know, the sophistication, the talent, the systems in place to be what is a Fortune 35 company here in the US, and we should be proud of that and all that we’ve accomplished over the last five, six years and well beyond from the very beginning of the founding of this company.

Today, as I said, I think last QLM — and I’ll say to our folks out in the field — we’re about to wake up, you know, six months or so as an international company with tremendous partners from across the pond that are joining our team.

As former Secretary of HHS and Governor of Utah Mike Leavitt said — and I relayed this a while back — is that, “Greg, this management team has the privilege of moving a company from 113-year domestic successful enterprise to an international player on a global scale.”

He put it — he put it in the terms of “privilege.” You know, not a right but a privilege.

That’s how I see the opportunity that I have to lead the global group, the privilege I have to work with the combined team I’m about to talk a little bit about and the opportunity and the privilege that we all have, together, to create something that is unmatched, something that’s going to create incredible opportunities for everyone across both companies that we haven’t even — can’t even imagine today. It is, indeed, a privilege.

We did form a blended team of leaders from both sides. I’ll start. I won’t spent as much time, but I want to maybe add a little color versus just ticking off the list.

You know, I think I should — you probably have seen — you know, I think I created a video that I sent out last week, so Ornella Barra, who will report in to me and lead the Alliance Healthcare Wholesale Division will do much more. Ornella has had a passion and a vision that the wholesale business can continue and must evolve.

And she’s building out a brand called [phonetic] of 6 to 7,000 independent pharmacies around the world that Alliance Healthcare Supplies similar to what AmerisourceBergen does with Good Neighbor and others. There’s a vision to create a third virtual brand via independent relationships across the country.

Can we do that? Don’t know. If we can, let me tell you Ornella is the leader that can make that happen.

We’ve got our own brand, generic brand called Alamos [phonetic] within the Boots division that Jeff Berkowitz and Ornella will continue to work to see if we can bring that Alamos brand to the US. There’s a possibility it could help us long term with some of the reimbursement pressures and generic inflation we’ve talked about.

Ornella will be leading that, working with Jeff Berkowitz, the entire team, to not just lead a wholesale division but to help us build the future of wholesale in that integrated retail model.

Alex Gourlay you’re going to hear from in a second. I guess I skipped. I’ll go back to Jeff Berkowitz. I can’t follow the alphabet here.

Is that in alphabetical order up there?

Yeah, go ahead.

So let me talk a little bit about Jeff Berkowitz, who I don’t think is in the crowd this morning.

Jeff Berkowitz is going to move into a global pharma and market access role. Frankly, it’s a lot like what Jeff had when he was here before we moved him to Bern, Switzerland, where he had pharma and market access for the entire US. He’s now playing for the entire globe.

Jeff will bring together our pharma strategy and our future value proposition that we have with pharma and we can build with pharma with global market access, specifically with national contracting within the US and integrate those two big, important areas of opportunity so that, as we have dynamics occurring within one, we adjust for and reflect in the other.

Also, we’ve made the decision to have specialty pharmacy come in under with Mike Ellis and that group and under Jeff because now we can have a solution from biopharmaceutical company all the way to the patient.

There’s Jeff and team out working to meet the needs of the biotech companies and these complex drugs that they have, we can also make sure we’ve got a seamless solution we deliver in a footprint.

I am extremely excited with the progress and the momentum we have in the specialty arena, and I think this — and even on a global scale, once we develop it here in the US, specialty is in its infancy in Europe. We have a platform that we can begin to move across the pond with our new partners.

Alex Gourlay I won’t spent much time on. He’s going to come and join me on stage in a few minutes. Most of you here in this room, many of you out in the field — because Alex loves to get out into the field — have probably met him.

You know, Alex brings a lot of experience in industry. He’s a chemist, a pharmacist, grew up in the stores, in different divisions, much of — similar to the way I and others have done. I’m looking forward to working closely with Alex and having him lead the Walgreen US business.

I announced a new — whoops. Spilled my water.

I announced a — a new CFO with Wade Miquelon deciding to move on to greater opportunities. Tim McLevish I was intrigued with after a rigorous search to find the right candidate to help move this entity forward as we become an international, global partner.

Tim has got tremendous expertise and experience in large international mergers. He’s got a strong financial discipline. I think Tim will be well — will be a big help to all of us going forward. He’ll be — although he officially started last week, he’ll be visible and in the building in the next 7 to 10 days quite a bit.

Ken Murphy, whom, when you meet, you enjoy hearing his passion that he has in helping to develop owned brands — you know, Boots No. 7 and so forth that many of you out in the field. Some of you have had the opportunity to launch, you know, the No. 7 line within your stores.

Ken will lead a global brands division that is focused on continuing to drive innovation through owned brands so we can drive those through both Boots and Walgreens stores to drive growth, to drive real front-of-store growth, and Alex probably will talk a little bit more about that. But Ken will be leading that, and that’s going to be a big, big important part of growth for these two companies going forward.

Simon Roberts will continue to lead Boots UK and Ireland, tremendous retail background, as well, worked for Alex before we had the opportunity to move Alex over, tremendous individual you’ll get to hear and spend more time with him over the next months and years, I’m sure.

Tom Sabatino will become chief legal officer and also the chief administration officer for the group. I want Tom to help me operate the group. So not only will he be chief legal for the world, for the globe, but he’ll also help me operate the group, everything from board meetings and executive meetings and so forth.

Kathleen Wilson-Thompson, who will join me on stage, will lead global HR, and she’ll be focused on consistencies and bringing the cultures together and things that really are going to be significant — really significant as we bring the two organizations together.

No one better at my side than Kathleen who helped us launch the cultural work that we did here within Walgreens a couple years ago to help us bring the two cultures together going forward.

Tim Theriault will be our global CIO, responsible, for the most part, the same thing, to help — sit atop the group, help me and others figure out what are the strategies, how do we bring systems together, what systems do we not need to, what systems should we leave alone, which ones do we come together. As we go forward, what this global group needs to look like. And as you know, Tim’s been doing that with us here in the US for a while now.

And finally, Stefano Pessina. I’ve known Stefano now five years. I’ve spent more time with Stefano Pessina than anybody in the Walgreen company, any of our boards, any of our directors. I know what makes Stefano Pessina tick.

There’s a lot of angst and you read a lot of things about this and that about Stefano Pessina.

I can assure you, one, I can trust him, he can trust me; two, I call him a friend, a mentor. Last week when I was in New York and we met 24 investors, I couldn’t have asked for someone better to be by my side than Stefano Pessina.

He’s going to be a great partner. He’s going to help me in a role with strategy and M&A, which is what he does and does best and. Frankly, one of the things that appealed to me is to have him come in and help us continue to grow this great organization. The more time you get to spend with him, the more you enjoy and respect what he brings to the group.

Before I move on — I didn’t miss anybody, did I? I did on my Monday meeting last week. I did.

So we also announced last week, in addition to the leadership team and the fact that the Board had voted to exercise the option, new fiscal year earnings per share goals of 4.25 to 4.60. I’ll come back to that in a second.

We included a new cost initiative of a billion dollars by 2017. That’s — half of that was in the original plan so that’s incremental.

Let me say a little bit about this. I want to make sure that everybody doesn’t shudder — right? — with the fact that we’ve got to get at cost.

One thing I want to say is to the stores: What we can’t do and won’t do is go out and continue to take costs out of this company on the backs of the drugstores. We cannot do that.

You know, we have got to do, frankly, the opposite. We have to focus on those stores to allow our stores to focus on customers, spend more time on customers, with projects such as the inventory initiative in San Fran — I forget what we’re calling it — where we have daily delivery. We’re taking out working capital and allowing our store managers in the San Francisco market to spend far more time with employees than they have been the past.

These cost initiatives obviously will be some cost reductions where we just don’t think we have the structures in place for the future that we need and that there may be areas that need to be moved and evolved, you know, to focus and accomplish what we need to do going forward.

It’s really more about the WLSS and things we need to do better, differently — processes and so forth — that we have to focus on as a company.

So we have got to make sure that we maintain a cost structure that supports the business going forward, but I plead that we all look for creative, innovative ways to improve the operational efficiencies of this business. In the stores, everything we’re doing is going to be focused on helping you take care of your customers and get back to real growth.

We announced a new capital plan. We announced the $3 billion buyback of shares in the next two years. Certainly, that gives us the opportunity to go back to the Board at some point in time if we wanted to authorize more, but we did announce 3 billion to be purchased over the next two years.

Insights from last week: I guess reaction to the inversion, I would say was — Main Street applauded it while the investors were disappointed, to be expected. I think the political reaction has been supportive but for differing reasons.

We spent a lot of time over the last three or four, five months, both leadership teams on both sides with our Board, as we worked through the structure at Step 2 to determine whether an inversion made sense or not in terms of what was in the best interests for our shareholders and our company long term. You’ve heard me say that a lot.

As a CEO, my fiduciary responsibility is to create shareholder value. I could not not go into that and did not go into that with an open mind to try to determine what, indeed, was in the best interests of our shareholders and our company long term.

Ultimately — and I won’t go into the details — the management and Board made the decision to go forward with a structure that does not allow for an inversion, to stay domiciled here in the US, you know, and focus on driving growth going forward through good operations and good tax management.

I think that there were a lot of viewpoints from stakeholders from everywhere — right? — consumers — we had to consider the consumer backlash; we had to consider the political backlash. You know, we were being kind of ping-ponged back and forth as the poster child, you know, going forward for tax reform in this country.

I can assure you that we didn’t let any one stakeholder, any one issue, and any — any — or, indeed, just look at this from the benefit and not the risk. We looked at and explored it all, and I think the Board made the decision, “It’s behind us, we’re moving on.” So we’ll be domiciled here in the US, as I said.

I think the investor disappointment was understandable. They saw a potential 50- to 75-cent EPS benefit had we been able to domicile the company — you know, whether in the UK or elsewhere — thought that that was something we certainly should consider. Did not. And I heard about that last week for sure.

But the thesis of this combination has not changed, inversion or not. Now, we do need to go — make sure we continue to go forward and try to grow shareholder value in the future with or without the inversion.

We made the decision to reset our fiscal ’16 goals. The investment community was also disappointed with that reset.

Back in 2012, to the best of our ability, we looked at the three-year plan of the Walgreen company that we had at the time, fiscal ’12 through ’15. We looked at the three-year plan of the Alliance Boots group, ’12 through ’15. We put a team together for three to six months that spent a lot of time trying to figure out what the potential synergies we believed we could achieve would be, and that was the billion-dollar target we put out there in fiscal ’16, which we are on track and ahead of. We came up with a goal of 9 to 9 1/2 billion by fiscal ’16, including the billion dollars in synergies we thought we could achieve.

Over the last year, if you’ve read all of our public statements, Wade and I have talked about the fact that we’re hitting on many of those goals, all those goals but the Kager [phonetic] to achieve the adjusted five-fold EBIT was not on-track to hit that 9 to 9 1/2.

The street over time was anywhere from about 8.3 billion to maybe 8.6, 8.7, so the street understood and was lowering expectations already.

We — both teams — spent a lot of time in the last two or three months. Many of you in this room, obviously — in the long-range plan and a lot of hard work there — had determined that, for a variety of external reasons, internal reasons — certainly, the biggie being, you know, global reimbursement pressure on both businesses — that we did need to reset the business. We did that with a range of 4.25 to 4.60.

That is a range that I believe we absolutely can and must achieve. You know, it’s a — it’s a — a good goal but it’s achievable.

I think that, as I told the street, as difficult as it is to reset the fiscal ’16 expectations and the magnitude of my disappointment in having to come to the street and reset those expectations is only matched by my confidence in our long-term outlook.

Stefano Pessina, sitting beside me, has the same opinion.

So nothing’s changed in our long-term outlook and the potential of bringing these two companies together. It’s up to us to create that.

We can’t rely on tax strategy. We can’t rely on anything — anyone else — anyone but ourselves to hit that number and achieve the incredible opportunity that we saw when we thought about putting these two companies together.

We met with 24 investors last week in New York. I’m leaving from this meeting, getting on a plane and going to the West Coast to meet with another dozen or so.

The key takeaway I think is the fact that, while they are disappointed, the good news is many, if not most, do believe in the long-term outlook, do remain in the original thesis of the combination.

Now what we need to do is begin to get — act fast, to give them proof points, you know, to continue to maintain their confidence in the long-term outlook of this company that they had, you know, when we first announced.

So I talked with this group last time, and I shared thoughts about, you know, running the Boston Marathon years ago and Heartbreak Hill being at

17 miles and a series of three hills that last from 17 to 21 miles, which do just that; they break runners, you know, at that — at that point in the race.

I talked about an old runner, before I ran — before I ran my first one — in training said, “Greg, what you need to do is you need to look right through those hills as you approach them. Don’t think about those hills. Just run through them and think about the other side.”

We are going to have some choppiness now. The good thing is — the exciting thing is, as I stand here today, our Board has, indeed, exercised and approved the option to go forward to merge these two great companies.

That was the vision that Stefano and I and many of us shared two or three years ago. We’ve worked tremendously hard to get us to where we are today, but we still have a heck of a lot of hard work in front of us.

We have to retain — regain credibility with the street, who is understandably upset that we reset expectations, wants to believe, as we do, in what this great company is and can be and this merger can create. So we need to run — look through the hills and the choppiness that’s going to be ahead of us.

There are going to be some doubters. There are going to be some folks who question our credibility. There are going to be — we’re going to get caught in the middle of the corporate government, you know, reform situation with politicians on both sides.

I ask that all of us run through those hills, don’t get caught up in, you know, some of the choppiness along the way because, in my opinion, the toughest chop is behind us. We have chop in front of us, but the toughest chop is behind us if we all stay focused and run through those hills.

We laid out our next chapter plan on the call and our financial goals. Certainly, with our full combination, we’re well positioned to achieve what we thought about.

One, we’ve accelerated our core business in three key areas: A differentiated retail experience that we’re working on as we speak that transforms a retail model from health and wellness and changes the way people shop for beauty.

Two, developing an integrated pharmacy and healthcare model that advances the role of the pharmacist and provides access to innovative healthcare around the world.

And, three, we’re creating global pharmaceutical services that reinvent the pharmaceutical value chain and deliver a seamless specialty model both here and across the globe.

You know, I was … I was thinking, as I came in, the last quarterly leadership meeting for those in the field we had one of our board of directors come in, Ginger Graham, and she spent time with the group.

And she talked to the group here in corporate — and I want to talk to the folks out in the field — and she mentioned — she said, you know, “This is a rocket ship that I hope everyone wants to be on.”

It’s a rocket ship that we’re about to bring together that, once we begin to click, this is something I think — and I hope everybody not only has the privilege or considers it a privilege but wants to be on as we go forward. I do. It’s a tremendous privilege. It’s going to be a rocket ship. We’ve weathered some tough chop, as I said, tremendous future ahead of us.

I’ll close by a quote that Kermit Crawford [phonetic] made to the top 200 I think a week ago. He said, “This is a once-in-a-lifetime opportunity to reshape our industry, a chance to do something none of us could have imagined just a few years ago. As I said in my letter to the company, ‘This is the time for the next generation of leaders to lead, to be a champion for this company and for what we are building, moving forward.’”

You — as future leaders, I can’t think of a more exciting time for you in this company and the opportunities that we — some of which we can’t even have imagined are going to exist.

So thank you. Work hard. It’s up to us.

That 4.25 to 4.60 EPS goal of fiscal ’16 is a must-hit, a must-deliver.

If we focus, there is absolutely no reason we shouldn’t be able to meet and, frankly, exceed that goal.

So at this time I’d like to invite up Alex Gourlay.

Alex?

(Applause.)

GREG WASSON: I did drink yours.

ALEX GOURLAY: You did drink mine.

GREG WASSON: So you can open mine.

ALEX GOURLAY: Thanks, Greg.

Thank you.

GREG WASSON: I’ll give you the stage for a few minutes.

ALEX GOURLAY: Thanks so much.

And good morning, everyone. Good morning to all those in the field and also back at the corporate offices, as well.

It’s a real privilege to be asked by Greg and the Board to continue here at Walgreens and be part of this team going forward. It’s about 10 months since myself, my family actually moved across to Chicago.

And apart from fighting still a very strong Scottish accent, I get more and more used to being part of the Chicago culture and the Chicago way of life, and it’s time to really settle in and enjoy it, so it’s great for us to be able to continue that.

But, more importantly than not I think is the opportunity that, as Greg said, lies ahead of us. You know, the Boots business I was part of for 37 years and the Walgreens business I’ve known to — get to know and starting to really love are so similar, it’s incredible.

This idea of being pharmacy-led, care-driven, making sure that we’re here for others, not for ourselves, the fact that we’re really focused on each other as one team, one family team, one family business, no matter how big we get, is another big connection of the cultures.

So from my experience, I can assure you that this is going to be a fantastic merger of two iconic brands, amazing brands, and we’ll do great stuff going forward. I’m just really pleased to be part of this team going forward with it.

But as you know, we have had some challenges ahead of us. The business expects a lot from us, and as Greg has said, we cannot afford to miss our numbers, so Greg has asked me to expand my responsibilities before we get to the second stage, and the real fault for me going forward is to create one Walgreens team through one Walgreens plan.

The plan will be to put together the P&Ls of pharmacy, health and wellness, e-commerce, the clinics, and, also, daily living to create one operational plan that we can all get behind and drive.

By doing that, I believe we’ll do two things: We will absolutely focus on the things that are most important to our customers and drive growth, which is still the most important thing to our business.

And secondly, of course, find the way to take costs out to make sure that we hit the 1 billion target that we must hit going forward. This idea of 1 billion I’m not going to shrink away from. As Greg has said, it’s really important to face into it.

The fact is that, as Greg has already said, we will not take a single cent or dollar away from the part that matters most to our customers, which is promoting the products that people and the drugstores are using today, so we’ve got to focus on the things that we can do internally to create that value, that money that we can reinvest.

And these are some thoughts for you in terms of some of the inefficiencies that I see in the business coming across: Just one example which I think is a big example for me — there’s something called 1506.

For those who know what 1506 is, it’s a dummy code where the stores are able, through no fault of their own or anyone’s fault in corporate, to put money into — it’s wasted product; it’s dollars that goes into this big dump bin.

So you can imagine at home if you have a dump bin that you’re allowed to put stuff into that no one’s accountable for. Can you imagine that dump bin is worth $350 million every year? I’ll say that number again, $350 million.

That’s one example of inefficiency and waste that is no one’s fault, but if we work as one team going forward, we can make a big impact on that and can start to save real money that we can invest buying things that matter most to our people and most to our customers, which is the great people we have and the great products that we uniquely put on the shelves.

That’s just one example and there is loads more that we will go after going forward.

Also important to me is the team you put together, and the idea of one Walgreens is really to accelerate the change and organize around the work, and it’s really important to empower people and organize people around the things that are most important to customers.

And so I announced some changes last week I just want to take you through again very quickly.

First of all, in no particular order, in the interim between now and Stage 2 — and, again, to be clear, we’re planning this structure stays in place beyond Phase 2, as well. We should have some names on the board coming up.

First of all, we’ve got Mark Wagner. Mark will become the new president of business operations. Mark’s role will be to do exactly what I said in the last five minutes, that’s to make sure we organize ourselves around the customer, we drive our waste, and we save costs that we can reinvest back into things that are most important to our customers, which has been ultimate convenience, delivering extraordinary customer care, and making sure that we always, always have the focus back on the customer in terms of driving the best customer loyalty.

So Mark will work with everyone across the business to make sure that we identify these areas of waste and inefficiency, and they’ll be reorganized in the appropriate way to make sure we invest money back where it matters most to grow our business.

Next up is Rich. And Rich will come back from the UK. Rich has spent some time across with Boots. Many people in the west and many people here in the pharmacy business know Richard very well, and he’s coming back to take up a new role as president of retail and pharmacy operations. Rich’s role is to make sure that we deliver extraordinary customer care in every single interaction that we have with our customers.

We do this really well already, but the opportunity to keep on driving that core Walgreens strength is enormous by making sure that our people have the right things they need through Richard. It will be a local approach, as well, making sure we take the central plans that are developed both by pharmacy and daily living and others and make them adaptable in the local market. That will be Rich’s role coming forward.

Richard will be back some time in the fall. This new structure kicks in September the 1st.

Next is Sona. Sona continues in her current role, putting the customer at the heart of everything that we do, making sure that the great insights that we’ve got, from the loyalty card we launched two years ago, is translated into the right offers and the right marketing and the right toolkit for customers.

Again, it’s really important, going forward, to find ways to materialize these that we have a seamless offer, and we’re going to put that together, as well, under Sona’s leadership.

And finally, last, but not least, will be Brad. Brad is going to have the longest outlook. Brad will drive the strategy process. But beyond driving the process to make sure that we hit the long-term goals that Greg’s spoken about, Brad will also make sure that the ideas that we bring to market, particularly in health and wellness, where we see the biggest opportunity in terms of cash development, actually are ready for the market and ready for the customer and ready to create value immediately for both the brand and for shareholders.

So Brad will take on the clinics and the health and wellness initiatives to be sure that happens.

Of course, there will be other people from Greg’s team supporting this team to accelerate performance going forward, and it will become a real one Walgreens team effort all the way up to Stage 2, and, of course, we’ll keep you full up to speed of any changes that happen in the organization as they happen and keep you fully involved in the changes, as well.

So that’s all from me. I go back to the fact that it is about one Walgreens. It is about really exciting performance. It’s about going back to our historic strengths of being pharmacy-led, customer-driven, and really looking out for each other because, when we do that, that’s when we’re absolutely our best, and I’m convinced, from this point going forward, we’ll accelerate performance that way.

Thanks very much, everyone.

Thank you.

(Applause.)

GREG WASSON: Thanks, Alex.

I think we’re going to invite Mark and Kathleen up and — and we go to Q&A now?

Yeah. Come on up, Mark.

We need another chair, I guess.

Nice job.

ALEX GOURLAY: Okay.

GREG WASSON: There’s a buzz or something there.

Go ahead. I can stand. I tell you what — we’re fine here. Okay.

So we’re — we’ll take, what, some from the audience, I think we’re going to have some coming in via the monitor, as well.

How about I get a show of hands — or anybody from the audience. Let’s start here first.

(No response.)

GREG WASSON: There’s a buzz going on. I hope that thing doesn’t blow up.

FEMALE: Hi. I was just …

GREG WASSON: There we go. Thanks.

FEMALE: I feel like I should sing.

I was just wondering, what is the difference as far as — I saw the two different areas where the headquarters operation will be in Deerfield, and then there was another one that was going to be in the Chicagoland area.

What exactly was the difference between operational and then the other one that was in the Chicagoland area?

GREG WASSON: Yeah. Great question. I’m glad you asked that. I can clarify that.

So what we would — what I would call — this is the operational group for the US, so Deerfield campus.

When we form the new group and the folks that will support the group, that group — we’re looking for a location right now, and that’s the reason we said “within the Chicago area.”

Obviously, we’re going to look at costs and access and so forth, but it will be — we don’t — at this time I don’t see it in this campus because I think, frankly — personally, I think there’s a reason for it to be separate because, if I’m too close to these guys, I’ll be trying to do their job because everyone knows me. I’m hands-on. So — they don’t want that.

ALEX GOURLAY: No. No.

GREG WASSON: Yeah, I even drank his water. So —

(Laughter.)

GREG WASSON: So we’re looking for — and will be looking for a place for the group.

Thanks.

Got one here on — maybe I’ll go to the screen while we’re getting some brain cells here.

“Greg, how much pressure was there from the Obama administration to back off the inversion plan?”

You know, as I said, there were, you know, a variety of stakeholders that were weighing in, you know, whether it was, you know, politicians in both the Republican side, Democratic side, consumers, media, union groups — you know, everybody that we had to kind of work through and try to understand when we, you know, matched that against the potential benefit, you know, how do we look at this.

Certainly, the — it’s becoming a bigger and bigger, you know, political issue that I think. As Chuck would probably say, it’s going to become a big part of the November elections, frankly, between the Democrats and Republicans and corporate tax reform, loopholes and so forth.

I will say that Chuck connected me last week with, you know, a dozen or so senior political figures on both sides of the — of the House in addition to the White House, and my message, you know, was that Congress needs to act, that we do need some type of reform, some type of improvement in the US cost structure — or tax structure because I don’t think there is a CEO in America or business leader in America that, frankly, wants to have to consider redomiciling for tax purposes. But we all have, as I said, a responsibility to our shareholders that we took and I took extremely seriously.

But, at the same time, I told all — each and every one of them that was a tough place to be as a business leader because I was certainly going to disappoint, you know, some of the folks in our country — we heard from consumers — but, also, you know, I stood to disappoint shareholders if I didn’t do the right thing. So my message was “Act.” Act.

So it wasn’t — I didn’t — I wasn’t overly influenced by one individual or one set of stakeholders. That would not have been the right thing to have done. I had to weigh and we had to weigh all that to come to the decision.

But I am going to continue to use this opportunity to try to encourage action in this country on tax reform.

Anybody from the audience?

If not, we’ll go to one here — looks like maybe I’ll turn it over to Mark.

Mark, do you want to take this?

MARK WAGNER: Yeah. Sure. Thanks, Greg.

The question is “We gain retail space and brand from AB, but we also gain their years of experience and operational procedures. Are there any day-to-day operational procedures at the store level that we learned from AB that you will feel be beneficial to incorporate into Walgreen-brand stores?”

Yeah. I mean, I think there’s been a lot of things so far — I guess too numerous probably to talk about — probably have a special slide presentation on the things that we’ve done.

You know, I think — you know, there’s been a lot of operational metrics and how we look at the business that we’ve — that we have imported.

I think it’s the other way around, too. I think there’s a lot of things we’ve exported over to AB, too. One was the whole social media, digital program from Sona’s team. So, I mean, there’s been a lot of back and forth.

I think Greg mentioned one of the bigger things that we’re doing now is everyday replenishments. We’ve got 19 stores in San Francisco where we’re doing everyday replenishment from our distribution centers. And almost every leading economic indicator has been fabulously positive as we’ve learned from Boots and as we’ve imported back into our system. It’s really allowed and freed up our managers really to move more from a task-oriented culture to more of a service-oriented culture and that’s probably what we’re starting to see.

We’re going to launch it to probably about a thousand more stores in fiscal ’15, which I think will be good.

I think the other thing that we’ve done is that we’ve taken a lot of plays out of their playbook on their training programs in terms of the extraordinary customer care model, a really customer-focused model that I think Boots is probably best in class on that we’ve been able to take bits and parts of it and really look forward to taking more of that program as we — as we launch into fiscal ’15.

Alex mentioned it just a few minutes ago; there’s a lot of things that we’ll be doing corporately that will allow us to reinvest in a lot of those critical elements back into the stores, back into the infrastructure, back into Kathleen’s training programs to really be best in class on that service level.

So we’ve learned a lot, I think they’ve learned a lot, and I think we’ve got a lot to learn both as we move forward.

GREG WASSON: Thanks, Mark.

Anybody from the audience?

(No response.)

GREG WASSON: All right.

Kathleen, question here, “Will the merger mean different and new policies?” Maybe that’s a good one.

KATHLEEN WILSON-THOMPSON: Oh, that is a good one.

I’d say, to start, what you’ll see probably immediately is a shared vision, mission, and probably a shared set of cultural values at the very top of the house.

But with respect to policy changes, you’ll just see probably the same policies for each region. You won’t see any immediate changes for policies for our new, combined company.

I would like to give a plug to HR transformation and, certainly, Denise Wong’s team for ER because, as you know, we’ve spent a lot of time through transformation ensuring that you’ve got consistent, fair, and transparent policies. That’s what we’ve been spending a lot of time on as of late, and that’s a lot of good work that’s come out of, also, Diane Noble’s team.

We have a policy team that you probably don’t see, folks that have been doing a lot of hard work behind the scenes to scrub policies, to work on those policies, to get them ready to put online, on My HR and our recently launched Ask HR, all the great work that Tim’s team, Tim Theriault’s team, has been doing, Paul’s team with IT, our great partners with IT, to launch all of that work.

That’s the work that you just don’t see behind the scenes to get it all ready for you. So you’d have one place to go, one-stop shopping, which is what we planned and pledged to you, so that you’d have consistent — one consistent place to get all your policies.

So with our companies coming together, you won’t see wholesale changes with your policies, but what you will see are consistent policies across the globe.

If you any follow-ups, see Denise Wong.

GREG WASSON: Okay. One more — we keep getting them coming through the Internet for us, so that’s good, but I don’t want to, you know, miss … there we go.

FEMALE: Are there any thoughts on rebranding at this point?

GREG WASSON: Well, we had — we did announce that the name of the group will be Walgreens Boots Alliance, Inc. It’s interesting, the alliance, when you think about it, serves as both a brand and a descriptor, meaning Alliance Healthcare but also Walgreens Boots, the alliance of, so both the brand and descriptor.

We’re working currently on some pretty neat logos for the group, as well, and we’re not ready to launch those yet, Sona and Alex and myself and Stefano, some pretty neat things.

But as far as rebranding, you know, within the businesses, certainly we wouldn’t touch — think about touching the Boots brand, obviously, the Walgreens brand and so forth.

You know, regarding products and so forth, maybe I’ll let Alex weigh in here a little bit, but I do think there’s a real opportunity for us to continue to bring product brands and so forth in or even global brands as we think about, you know, whether it’s — Alfaga [phonetic] becomes a global brand, what’s that — how do we look at that, so — Alex?

ALEX GOURLAY: Yeah. No, I think that, when you think of it, Boots is the most trusted retail brand in the UK and Walgreens is the most trusted retail brand in the US, so you wouldn’t touch either of these two things because they’re fantastic iconic brands.

But for sure, as we go to international countries, there will be countries where we’ll be able to use one of those two brands in unique ways.

So, for example, the work that’s been happening in Mexico and Chile, I really don’t know what the brands will be. We’ve got two amazing choices, and Walgreens could be a choice, you know, for South America. We’ll have to wait and see.

So I think that the opportunities are that we’ve got two amazing brands, so why would you alter any of them? Just to improve them and make them better and make them more modern and more future-looking?

In terms of the brands — I know I keep on saying this. I think Well at Walgreens is an amazing brand, and I just wish that I was and we were all more proud of that brand. There’s so much innovation in that brand, it’s incredible.

We always think of No. 7, and I’m really proud of No. 7. I come from the UK. I was part of that brand for 37 years. But I can tell you the Well at Walgreens brand, the Walgreens healthcare brand, is our crown jewels, is our crown jewels.

And the amount of innovation that goes through here today and the way that we can draw that out and become really proud of is a huge opportunity.

And then, finally, the beauty brand work that Sona’s doing with the Boots team and across today is a really big opportunity. We’re going to be doing some trials down in Houston. We’ll launch beauty in the Boots brand more boldly within the beauty department to try and set Boots as more of a beauty brand in the USA. That may or may not work. We’ll see. We’ll do the work with the consumers, but that’s the plan.

So we’re very lucky we’ve got some amazing assets. We keep on speaking about No. 7 as an amazing brand, which it absolutely is, but beyond No. 7 we’ve got some incredible brands, and it’s how we use them, how we develop them, how we place them, and how we invest in them that will be a great thing going forward.

GREG WASSON: Yeah, I think that’s one of the things Alex has — certainly with this merger — and even what I’ve learned, I think Boots historically has been a brand — more of a brand-focused retailer with No. 7, so forth, than maybe we have.

And I think, frankly, we’ve probably taken for granted, you know — or not realized the power of some of these brands, and we’ve always kind of thought of — “Well, it’s a private label.” It’s — you know, Walgreens next to — and, you know, what you’re excited about, you know, is the fact that, “No, this is a powerful brand” —

ALEX GOURLAY: Absolutely.

GREG WASSON: — “that we need to understand and leverage and accept and be as proud of as” — you know, Boots has with some of their own brands. So, I mean, it’s a whole different way of thinking.

And I’m looking out at Kevin and he’s smiling. All right.

Any more — anyone else from the audience?

Over here to the left, to our left.

MALE: My question actually relates to what we just talked about, Greg.

GREG WASSON: Yeah.

MALE: Thinking about going forward, do you see major changes in our product categories at this — at our front end of our stores, whether or not — because I know Boots has a different product category, different mix.

Do you see that coming into the US stores and what the impact of that would be?

GREG WASSON: I’ll kick it off, and then I’ll let Alex and maybe Mark weigh in.

But I think certainly — you know, I love Alex’s three buckets: Going bigger in beauty, you’ll see that; you’ll see more of an integrated healthcare, you know, offering with our pharmacy in front of the store; and you’ll see what you call an ultimate convenience. You know, so maybe some of the big grocery store or mass market-type sizes you won’t see; we’ll shift more toward older convenience.

Sona, is that kind of how you’re describing that?

So you will see a gradual shift, not in all stores and not at the same time and so forth.

But, you know, the other thing we’re going to do is start looking at, you know, our stores differently from a one-size-fits-all perspective to segmentation. And our urban stores, suburban stores, tourist stores and so forth have opportunities for us to, you know, accelerate growth, you know, when we kind of look at those versus treating all, you know, as one, as, frankly, was the right thing to do when we were opening 600 stores a year. We covered this country with some tremendous real estate. Now it’s time to step back and say, “Okay. How do we drive even more growth down to those 8300 locations?”

Anything to add, Alex? Mark?

MARK WAGNER: Yeah. I guess the only thing else I would add is that I think that what’s important in the US merchandising and marketing is the localization that occurs across the country.

And, you know, even in Chicago you have probably 10 or more different type of what I call demographic sets and what will sell, what won’t.

And I know Alex and Paul Dubera [phonetic], who I was talking to on the way in here, actually, this morning, has really made a tremendous amount of progress in getting what I call merchandise managers out hooked up with the MVPs to really be sure that we don’t lose that localized mix.

I think in the past we’ve had a one-size-fits-all; didn’t matter if you were on the River Walk in San Antonio or it didn’t matter if you were in the new Wrigley building downtown Chicago or on Miami Beach, your sets were about the same.

I think these local merchandise managers are really going to help us now localize, tailor that merchandise mix to the stores and to the communities and to the folks that shop those stores.

I think you’ll see that fast-forwarding in a fast pace in the next year or two.

ALEX GOURLAY: I would add that we’re going to wrap ourselves around the consumer; our local level is going to Mark’s point.

What we know is that the UK consumer is quite different than the US consumer in some regards and very similar in other regards.

So the way they shop for health and beauty is very similar, and, really, the outstanding work has been done already by Sona and the team, and it’s demonstrating that we have a big opportunity in beauty. We’ve just got to invest behind it and get the experience, really. And that’s, again, where the Boots model will really work in the US.

But we also know in the US compared to UK that the convenience model is critically important for us and, therefore, making sure that we get the right mix of consumption products, right from the grocery products, the right seasonal products are going to be really, really important for us.

I mean, Mark always makes a joke at me because I always talk about the fact when I first came here, I was always looking in the bins in Walgreens. It’s a Scottish habit. I was looking at bins to see what consumers were consuming inside of the shop, and I was amazed at how much people actually buy at Walgreens and eat before they leave the store. It’s just not a habit you see in the UK.

So Mark would often see me raking through the bins at Walgreens to see what customers were buying because it’s such an unusual habit in the UK for people to buy and eat and then dump in the bin outside. It’s incredible. So we’ve got to make sure we get it really local and really right, so I apologize —

GREG WASSON: I thought you were rummaging for stuff.

ALEX GOURLAY: No.

MARK WAGNER: He almost got run over a few times.

ALEX GOURLAY: That’s true.

(Laughter.)

GREG WASSON: We’ve got — maybe we’ll go to one from the field, and maybe I’ll toss this one over to Mark and Alex. It’s a little bit more on the cost initiative in a little bit more detail and inquiry around where is it going to be and where’s it going to come from.

Alex? Mark?

ALEX GOURLAY: Shall I go first? Yeah.

So, again, this is a really important subject, and I know people are really concerned about it, and I want to just —

GREG WASSON: We probably should read it. I didn’t read it.

ALEX GOURLAY: Yes. “Can you provide any level of detail around the cost initiatives, what will be the impact on team members, and what impacts can we expect in the field?”

So I think we recognize the level of anxiety that’s over there. We know that we’ve got to get information out quickly so people understand what exactly is behind the 1 billion. I’ll just say two or three comments to expand on what I said before.

The first thing is that some of the 1 billion is already in play because there’s something called a wraparound, so there’s some initiatives that have been kicked off already or actually will be part of that 1 billion. That wasn’t clear on the call, and it’s important that people understand some of the initiatives have already been agreed and discussed and are actually running through.

I think secondly, as I said before, we’ve set up an organization which is one organization, one team, with Mark taking leadership to make sure that we really walk across the functions, not down the functions but across the functions, to get at the waste and the inefficiencies that lie in between the functions.

Walgreens lean Six Sigma is a big part of that, and Mark will take that on from Tim and Niles to make sure that we absolutely get along with that to drive a lot of inefficiencies.

And the ones of us that were lucky enough to attend the session that was led a few weeks ago, we know there was a lot opportunity there. The idea is to make it easier for all of us to get our work done by taking the work out of the center, work out of the supply chain, and most importantly of all, in my view, work out of our stores. By doing that, we will remove a lot of workload and remove a lot of costs at the end stage, and it’s a win-win.

The third element of it will be how we organize around the organization to accelerate the big programs of change that we have to do, some of the things we’ve spoken about already. For example, the daily living strategies you’ve spoken about, Greg, and also the health and wellness strategies. We’ll be putting them together to create one team.

Again, that would be organizational change, and it will involve restructuring, but we promise that we’ll do that in a really precise and a really thoughtful and careful way and keep people fully informed all the way through and make sure that we do this in the right way over the right period of time to get to the right answer.

Mark?

MARK WAGNER: Yeah. Hey, thanks.

You know, I think the optimal words there, we’re looking cross collaboratively across the organization. And other cost initiatives that we’ve done, it’s always been kind of silo driven. The way we want to approach this is cross collaboratively, what makes sense. And I think, when you look at it that way and then at the center of the radar screen is that customer.

What can we do here organizationally, corporately, to impact in a positive way that customer?

At the end of the day, we’re on a customer-led journey, and the customer will — with the plans we’ll have in place — that the customer will win via the stores and the store managers.

I think another piece of critical information or work that has to be layered in on that is the great work that Niles and team have done so far with Walgreen lean Six Sigma, massive amount of good things that are going to be coming from there.

And I don’t have a lot of time to kind of go through the examples and big wins that we’ve had so far, but, you know, if you look at the same processes and procedures that you’ve been doing the last 10 years, there’s probably something that needs to be tweaked just a little bit, and I think that’s important to keep that in mind as we take a look at what we do and how can we be much more efficient and how can we be much more productive so, at the end of the day, the customer will win.

GREG WASSON: Thanks, Mark.

And they’re flashing us that we’re out of time here so maybe I’ll, one, thank all of you for attending this morning, everyone out in the field for either listening in currently or, hopefully, you know, at a later point.

I’ll just — I’ve got a quick three buckets as I was thinking about that I will close with.

Bucket one is I hope that everyone, as I do, considers it a privilege to be part of what we’re about to create. You know, taking a domestic, you know, 113-year-old company to an international company with the tremendous partners that we have from across the pond.

It is a once-in-a-lifetime privilege for a leadership team to be able to do that. How many leadership teams in America get to do what we’re about to do? Not many.

Two, this is a rocket ship. You know, it’s a rocket ship about to take off. There’s nothing like it out there. We’ve already seen folks who have tried to replicate it and have fallen short.

You know, it’s going to have tremendous, tremendous opportunities for all of us, drive growth and set this company up for the next century.

Kevin.

And, third, now it’s up to us — everyone here, our associates across the pond, folks in the stores — to execute and deliver and hit that new goal that I set out there for our company in fiscal ’16, which is a range of 4.25 to 4.60 EPS. That is entirely up to us. We get focused.

One of the things you heard here that Alex and Mark and Kathleen are talking about within the US business, a lot of things that Stefano and his team are doing with the Boots Alliance Healthcare team in divisions across the pond, the synergies that we’re working on, there’s absolutely no reason why we shouldn’t be able to complete, you know, the journey and the vision we set out, to create just one heck of an iconic enterprise.

So thank you all very much. Thank you for your support. Run through those hills, stay focused, and we’ve got a hell of a future in front of us.

Thank you.

(Applause.)

PROCEEDINGS CONCLUDED AT 9:00 A.M.

[Legends included in the original are excerpted at the end of this filing]

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Cautionary Note Regarding Forward-Looking Statements.

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreen Co. (“Walgreens” or the “Company”) and Alliance Boots GmbH (“Alliance Boots”), Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”) will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreen’s Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

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